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                           September 1, 2023

       Tyler Danielson
       Interim Chief Executive Officer
       FOXO Technologies Inc.
       729 N. Washington Ave., Suite 600
       Minneapolis, Minnesota 55401

                                                        Re: FOXO Technologies
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed August 25,
2023
                                                            File No. 333-274221

       Dear Tyler Danielson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jane
Park at 202-551-7439 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Industrial Applications and

                           Services
       cc:                                              Blake Baron, Esq.